MERIDIAN FUND, INC.
Top 10 Holdings
as of
12/31/2009
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio

H & R Block, Inc.	$445,614	1.7%
Nucor Corp.	443,175	1.7
Cardinal Health, Inc.	438,464	1.7
3M Co.	438,151	1.7
Home Depot, Inc.	436,843	1.7
Brown-Forman Corp. Class B	433,917	1.7
Johnson & Johnson	433,801	1.7
Waste Management, Inc.	432,430	1.7
Constellation Energy Group, Inc.	429,074	1.7
Molex, Inc.	428,845	1.7

Net Assets	$25,709,095
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio

Valspar Corp.	$35,887,222.00	2.5%
Dun & Bradstreet Corp.	$35,612,577.00	2.5
RPM International, Inc.	$35,539,076.30	2.5
Mattel, Inc.	$35,418,546.00	2.5
Waste Connections, Inc.*	$34,850,302.00	2.4
Solera Holdings, Inc.	$33,723,365.00	2.3
Bank of Hawaii Corp.	$33,210,242.00	2.3
Cooper Industries Plc Class A	$33,152,600.00	2.3
American Tower Corp. Class A*	$33,025,403.00	2.3
BMC Software, Inc.*	$32,886,010.00	2.3

Net Assets	$1,436,063,500
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio

Waste Management, Inc.	$25,567,122	2.7%
Travelers Cos., Inc. (The)	24,491,232	2.6
NVIDIA Corp.	24,280,264	2.6
Mattel, Inc.	23,846,130	2.6
Zebra Technologies Corp. Class A*	23,530,292	2.5
Hawaiian Electric Industries, Inc.	23,415,838	2.5
Kimberly-Clark Corp.	23,279,634	2.5
Costco Wholesale Corp.	23,230,142	2.5
Broadridge Financial Solutions, Inc.	23,187,168	2.5
Willis Group Holdings, Ltd. (United Kingdom)	22,159,200	2.4

Net Assets	$932,980,324

Top Ten Sectors
12/31/2009
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Consumer Finance	$445,614	1.7%
Steel	443,175	1.7
Health Care Distributors	438,464	1.7
Industrial Conglomerates	438,151	1.7
Home Improvement Retail	436,843	1.7
Distillers & Vintners	433,917	1.7
Pharmaceuticals	433,801	1.7
Environmental Facilities & Services	432,430	1.7
Electric Utilities	429,074	1.7
Electronic Equipment Manufacturing	428,845	1.7

Total Net Assets	$25,709,095
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Tech-Software	$219,305,615	15.3%
Retail	138,803,797	9.7
Energy	94,675,420	6.6
Technology	94,535,374	6.6
Industrial Conglomerates	79,368,377	5.5
Business Services	65,047,067	4.5
Insurance Brokers	62,453,304	4.4
Health Care Products	57,726,488	4.0
Industrial Services	56,007,802	3.9
Brokerage & Money Management	52,841,528	3.7

Total Net Assets	$1,436,063,500
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Retail	$88,001,794	9.4%
Technology	60,310,491	6.5
Health Care Products	59,440,408	6.4
Energy	43,086,108	4.6
Tech-Software	41,626,836	4.5
Semiconductors	39,358,756	4.2
Banking	38,970,568	4.2
Home Improvement Retail	38,401,194	4.1
Leisure & Amusement	37,663,191	4.0
Industrial Products	36,532,076	3.9

Total Net Assets	$932,980,324

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update            12/31/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78

For the period ending		Average Annual
31-Dec-09	Total Return	Compound Rate of Return
One Year	22.30%	22.30%
Three Years	(14.95%)	(5.25%)
Since Inception (01/31/05)	7.78%	1.54%

Portfolio @            12/31/2009

AEROSPACE & DEFENSE — 1.6%
Northrop Grumman Corp.

AIR FREIGHT & LOGISTICS — 1.6%
United Parcel Service, Inc. Class B

APPAREL ACCESSORIES & LUXURY GOODS — 1.5%
VF Corp.

APPAREL RETAIL — 1.5%
Buckle, Inc. (The)

APPLICATION SOFTWARE — 1.5%
Interactive Data Corp.

ASSET MANAGEMENT & CUSTODY BANKS — 1.6%
Federated Investors, Inc. Class B

BANKING-COMMERCIAL — 1.6%
Bank of Hawaii Corp.

BANKING-REGIONAL BANKS — 1.5%
Cullen/Frost Bankers, Inc.

BANKING-THRIFTS & MORTGAGE FINANCE — 1.6%
Hudson City Bancorp, Inc.

BUILDING PRODUCTS — 1.6%
Valspar Corp.

CHEMICALS-DIVERSIFIED — 1.5%
PPG Industries, Inc.

CHEMICALS-SPECIALTY — 1.5%
RPM International, Inc.

COMMERCIAL PRINTING — 1.5%
R. R. Donnelley & Sons Co.

CONSUMER FINANCE — 1.7%
H & R Block, Inc.

CONSUMER PRODUCTS — 1.5%
Kimberly-Clark Corp.

DATA PROCESSING & OUTSOURCED SERVICES — 1.6%
Automatic Data Processing, Inc.

DEPARTMENT STORES — 1.5%
JC Penney Co., Inc.

DISTILLERS & VINTNERS — 1.7%
Brown-Forman Corp. Class B

DISTRIBUTORS — 1.5%
Genuine Parts Co.

DIVERSIFIED CAPITAL MARKETS — 1.5%
NYSE Euronext

DIVERSIFIED FINANCIAL SERVICES — 1.6%
Broadridge Financial Solutions, Inc.

DIVERSIFIED MANUFACTURING OPERATIONS — 1.6%
Harsco Corp.

ELECTRICAL COMPONENTS & EQUIPMENT — 1.6%
Hubbell, Inc. Class B

ELECTRICAL UTILITIES — 1.7%
Constellation Energy Group, Inc.

ELECTRONIC EQUIPMENT MANUFACTURING — 1.7%
Molex, Inc.

ENERGY — 1.6%
Chevron Corp.

ENVIRONMENTAL FACILITIES & SERVICES — 1.7%
Waste Management, Inc.

FOOD DISTRIBUTORS — 1.6%
SYSCO Corp.

FOOD & MEATS-PACKAGED — 1.6%
Kraft Foods, Inc. Class A

FOOD RETAIL — 1.4%
SUPERVALU, Inc.

HEALTH CARE DISTRIBUTORS — 1.7%
Cardinal Health, Inc.

HEALTH CARE EQUIPMENT & SUPPLIES — 1.4%
Hillenbrand, Inc.

HEALTH CARE SERVICES — 1.6%
Pharmaceutical Product Development, Inc.

HOME IMPROVEMENT RETAIL — 1.7%
Home Depot, Inc.

HOUSEHOLD APPLIANCES — 1.6%
Stanley Works (The)

HOUSEHOLD-HOME FURNISHINGS — 1.6%
Leggett & Platt, Inc.

INDUSTRIAL CONGLOMERATES — 1.7%
3M Co.

INDUSTRIAL MACHINERY — 1.6%
Eaton Corp.

INSURANCE BROKERS — 1.5%
Willis Group Holdings, Ltd. (United Kingdom)

INSURANCE-LIFE & HEALTH — 1.7%
Aflac, Inc.

INSURANCE-PROPERTY & CASUALTY — 1.7%
Mercury General Corp.

MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS — 1.6%
Caterpillar, Inc.

OFFICE SERVICES & SUPPLIES — 1.6%
Avery Dennison Corp.

OIL & GAS-REFINING & MARKETING — 1.4%
Sunoco, Inc.

PACKAGING — 1.6%
MeadWestvaco Corp.

PAPER & PACKAGING — 1.5%
Sonoco Products Co.

PERSONAL PRODUCTS — 1.4%
Avon Products, Inc.

PHARMACEUTICALS — 1.7%
Johnson & Johnson

PUBLISHING — 1.6%
McGraw-Hill Cos., Inc. (The)

RAILROADS — 1.6%
Norfolk Southern Corp.

REITS-STORAGE — 1.6%
Public Storage REIT

RESTAURANTS — 1.6%
McDonald’s Corp.

RETAIL — 1.5%
Mattel, Inc.

SEMICONDUCTORS — 1.5%
Microchip Technology, Inc.

SOFT DRINKS — 1.6%
Coca-Cola Co. (The)

STEEL — 1.7%
Nucor Corp.

TELECOMMUNICATION SERVICES-INTEGRATED — 1.6%
AT&T, Inc.

TOBACCO — 1.5%
Reynolds American, Inc.

TRUCKING — 1.5%
Ryder System, Inc.

UTILITIES-GAS — 1.6%
AGL Resources, Inc.

Breakdowns —
Common Stock Cost	$24,575,644
Common Stock %	94.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.3%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update      12/31/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23

For the period ending		Average Annual
31-Dec-09	Total Return	Compound Rate of Return
One Year	36.17%	36.17%
Three Years	(0.04%)	(0.01%)
Five Years	16.15%	3.04%
Ten Years	137.75%	9.05%
Since Inception (8/1/84)	1777.23%	12.23%

Portfolio @       12/31/2009

AIR FREIGHT & LOGISTICS — 1.7%
Expeditors International of Washington, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 2.0%
Copart, Inc.*

BANKING — 0.6%
CVB Financial Corp.

BANKING — COMMERCIAL — 2.3%
Bank of Hawaii Corp.

BROKERAGE & MONEY MANAGEMENT — 3.7%
Affiliated Managers Group, Inc.*
T. Rowe Price Group, Inc.

BUILDING PRODUCTS — 2.5%
Valspar Corp.

BUSINESS SERVICES — 4.5%
Dun & Bradstreet Corp.
Global Payments, Inc.

CASINOS & GAMING — 1.0%
International Game Technology

CELLULAR COMMUNICATIONS — 2.3%
American Tower Corp. Class A*

CHEMICALS-SPECIALTY — 2.5%
RPM International, Inc.

CONSUMER SERVICES — 2.2%
Rollins, Inc.

DISTRIBUTORS — 1.5%
Watsco, Inc.

ENERGY — 6.6%
Continental Resources, Inc.*
Core Laboratories NV
FMC Technologies, Inc.*
Noble Energy, Inc.

HEALTH CARE INFORMATION SERVICES — 1.5%
Cerner Corp.*

HEALTH CARE PRODUCTS — 4.0%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*

HEALTH CARE TECHNOLOGY — 1.5%
IDEXX Laboratories, Inc.*

HOME BUILDERS — 0.3%
Gafisa S.A. ADR

INDUSTRIAL CONGLOMERATES — 5.5%
Airgas, Inc.
Cooper Industries Plc Class A
Dionex Corp.*

INDUSTRIAL SERVICES — 3.9%
Ritchie Bros. Auctioneers, Inc.
Waste Connections, Inc.*

INSURANCE BROKERS — 4.4%
Brown & Brown, Inc.
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 1.8%
Royal Caribbean Cruises, Ltd.*

METALS — 1.6%
Cameco Corp.

REITS-DIVERSIFIED — 1.2%
Digital Realty Trust, Inc. REIT

RESTAURANTS — 2.2%
Cracker Barrel Old Country Store, Inc.

RETAIL — 9.7%
Bed Bath & Beyond, Inc.*
CarMax, Inc.*
Coach, Inc.
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.

TECHNOLOGY — 6.6%
Autodesk, Inc.*
NetApp, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 15.3%
Adobe Systems, Inc.*
Advent Software, Inc.*
Blackbaud, Inc.
BMC Software, Inc.*
MICROS Systems, Inc.*
Nuance Communications, Inc.*
Solera Holdings, Inc.
Teradata Corp.*

TRUCKING — 1.9%
J.B. Hunt Transport Services, Inc.

Breakdowns —
Common Stock Cost	$1,128,171,602
Common Stock %	94.8%
US Treasury Bills	3.5%
Cash and Other Assets Less Liabilities	1.7%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update       12/31/2009
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to
Ending	per share	Paid	Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93

For the period ending		Average Annual
31-Dec-09	Total Return	Compound Rate of Return
One Year	21.39%	21.39%
Three Years	(10.98%)	(3.80%)
Five Years	8.72%	1.69%
Ten Years	123.72%	8.39%
Since Inception (2/94)	603.93%	13.07%

Portfolio @       12/31/2009

AIR FREIGHT & LOGISTICS — 0.5%
UTi Worldwide, Inc.

ASSET MANAGEMENT & CUSTODY BANKS — 2.0%
Franklin Resources, Inc.

AUTOMOTIVE WHOLESALE SERVICES — 1.1%
LKQ Corp.*

BANKING — 4.2%
CVB Financial Corp.
JPMorgan Chase & Co.
Wells Fargo & Co.

BREWERS — 2.2%
Molson Coors Brewing Co. Class B

BROKERAGE & MONEY MANAGEMENT — 2.2%
TD Ameritrade Holding Corp.*

CONSUMER PRODUCTS — 2.5%
Kimberly-Clark Corp.

DIVERSIFIED FINANCIAL SERVICES — 2.5%
Broadridge Financial Solutions, Inc.

ENERGY — 4.6%
Apache Corp.
Forest Oil Corp.*
Transocean, Ltd.*

ENVIRONMENTAL FACILITIES & SERVICES — 2.7%
Waste Management, Inc.

HEALTH CARE PRODUCTS — 6.4%
Baxter International, Inc.
Covidien Plc
Gen-Probe, Inc.*
Hologic, Inc.*

HOME IMPROVEMENT RETAIL — 4.1%
Black & Decker Corp. (The)
Sherwin-Williams Co. (The)

INDUSTRIAL — 1.4%
Curtiss-Wright Corp.

INDUSTRIAL PRODUCTS — 3.9%
Cummins, Inc.
Lincoln Electric Holdings, Inc.
Sealed Air Corp.

INDUSTRIAL SERVICES — 3.6%
Nalco Holdings Co.
Ritchie Bros. Auctioneers, Inc.

INSURANCE — 2.6%
Travelers Cos., Inc. (The)

INSURANCE BROKERS — 2.4%
Willis Group Holdings, Ltd. (United Kingdom)

LEISURE & AMUSEMENT — 4.0%
Carnival Corp.*
Polaris Industries, Inc.

METALS — 2.5%
Cameco Corp.
Newmont Mining Corp.

PHARMACEUTICALS — 1.3%
BioMarin Pharmaceutical, Inc.*

PIPELINES — 2.3%
Kinder Morgan Management, LLC*

RAILROADS — 1.9%
Union Pacific Corp.

REITS-DIVERSIFIED — 2.3%
Host Hotels & Resorts, Inc. REIT*
Redwood Trust, Inc. REIT

RETAIL — 9.4%
Best Buy Co., Inc.
Carter’s Inc.*
Costco Wholesale Corp.
Kohl’s Corp.*
Mattel, Inc.

SEMICONDUCTORS — 4.2%
NVIDIA Corp.*
Power Integrations, Inc.

TECHNOLOGY — 6.5%
Autodesk, Inc.*
Cisco Systems, Inc.*
Echelon Corp.*
Zebra Technologies Corp. Class A*

TECH-SOFTWARE — 4.5%
Adobe Systems, Inc.*
Citrix Systems, Inc.*

TRUCKING — 3.7%
Con-way, Inc.
Heartland Express, Inc.

UTILITIES — 2.5%
Hawaiian Electric Industries, Inc.

Breakdowns —
Common Stock Cost	$726,637,280
Common Stock %	94.0%
US Treasury Bills	3.8%
Cash and Other Assets Less Liabilities	2.2%

Meridian Fund Meridian Equity Income Fund Top 10 Holdings as of 12/31/2009 Percentage Holding Market Value of Portfolio H & R Block, Inc. $445,614 1.7% Nucor Corp. 443,175 1.7% Cardinal Health, Inc. 438,464 1.7% 3M Co. 438,151 1.7% Home Depot, Inc. 436,843 1.7% Brown-Forman Corp. Class B 433,917 1.7% Johnson & Johnson 433,801 1.7% Waste Management, Inc. 432,430 1.7% Constellation Energy Group, Inc. 429,074 1.7% Molex, Inc. 428,845 1.7% Net Assets $ 25,709,095 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Fund Meridian Equity Income Fund Top 10 Sectors as of 12/31/2009 Sector Market Value Pct. Assets Consumer Finance $445,614 1.7% Steel 443,175 1.7% Health Care Distributors 438,464 1.7% Industrial Conglomerates 438,151 1.7% Home Improvement Retail 436,843 1.7% Distillers & Vintners 433,917 1.7% Pharmaceuticals 433,801 1.7% Environmental Facilities & Services 432,430 1.7% Electric Utilities 429,074 1.7% Electronic Equipment Manufacturing 428,845 1.7% Net Assets $ 25,709,095 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Fund Meridian Growth Fund Top 10 Holdings as of 12/31/2009 Percentage Holding Market Value of Portfolio Valspar Corp. $35,887,222 2.5% Dun & Bradstreet Corp. 35,612,577 2.5% RPM International, Inc. 35,539,076 2.5% Mattel, Inc. 35,418,546 2.5% Waste Connections, Inc. 34,850,302 2.4% Solera Holdings, Inc. 33,723,365 2.3% Bank of Hawaii Corp. 33,210,242 2.3% Cooper Industries Plc Class A 33,152,600 2.3% American Tower Corp. Class A 33,025,403 2.3% BMC Software, Inc. 32,886,010 2.3% Net Assets $1,436,063,500 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Fund Meridian Growth Fund Top 10 Sectors as of 12/31/2009 Sector Market Value Pct. Assets Tech-Software $219,305,615 15.3% Retail 138,803,797 9.7% Energy 94,675,420 6.6% Technology 94,535,374 6.6% Industrial Conglomerates 79,368,377 5.5% Business Services 65,047,067 4.5% Insurance Brokers 62,453,304 4.4% Health Care Products 57,726,488 4.0% Industrial Services 56,007,802 3.9% Brokerage & Money Management 52,841,528 3.7% Net Assets $1,436,063,500 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Fund Meridian Value Fund Top 10 Holdings as of 12/31/2009 Market Percentage Holding Value of Portfolio Waste Management, Inc. $25,567,122 2.7% Travelers Cos., Inc. (The) 24,491,232 2.6% NVIDIA Corp. 24,280,264 2.6% Mattel, Inc. 23,846,130 2.6% Zebra Technologies Corp. Class A 23,530,292 2.5% Hawaiian Electric Industries, Inc. 23,415,838 2.5% Kimberly-Clark Corp. 23,279,634 2.5% Costco Wholesale Corp. 23,230,142 2.5% Broadridge Financial Solutions, Inc. 23,187,168 2.5% Willis Group Holdings, Ltd. (United 22,159,200 2.4% Kingdom) Net Assets $ 932,980,324 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Fund Meridian Value Fund Top 10 Sectors as of 12/31/2009 Sector Market Value Pct. Assets Retail 88,001,794 9.4% Technology 60,310,491 6.5% Health Care Products 59,440,408 6.4% Energy 43,086,108 4.6% Tech-Software 41,626,836 4.5% Semiconductors 39,358,756 4.2% Banking 38,970,568 4.2% Home Improvement Retail 38,401,194 4.1% Leisure & Amusement 37,663,191 4.0% Industrial Products 36,532,076 3.9% Net Assets $932,980,324 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. February 8, 2010 To Our Shareholders: Stocks posted strong gains in 2009 and ended the year with a strong quarter. Investors are encouraged by positive economic trends and improved financial stability. The S&P 500 advanced 5.5% in the fourth quarter, the NASDAQ 6.9% and the Russell 2000 3.5%. For the year, the S&P 500 gained 23.5%, the NASDAQ 43.9% and the Russell 2000 25.2%. The past decade, however, was a rough period for equities. The S&P 500 declined 24.1%, the NASDAQ declined 44.2% and the Russell 2000 gained 23.9%. The ten-year treasury yield advanced from 2.25% to 3.84% during the past year. This, in our opinion, is the result of an improved economic outlook and concern over the enormous increase in government spending. The economy appears to be improving across a broad front. Retail sales are showing modest gains and industrial production, while still depressed, is improving. The residential and commercial real estate markets are far from solid, but housing prices appear to have stabilized, turnover has improved and the inventory of unsold homes has declined. Even the employment levels, while not good, are beginning to stabilize. Inflation and interest rates are not an issue at this point and fiscal and monetary policies remain highly expansionary and, we believe, will remain so for some time. The Obama administration, in our opinion, will not risk an economic downturn at this point, no matter what the eventual side effects. We believe the economy will continue to grow through 2010 with somewhat higher interest and inflation rates by year end. However, the large deficits and proposed tax increases will be a drag on the economy at some point. Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. We wish you a happy, healthy and prosperous New Year. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at December 31, 2009 was $8.65. This represents an increase of 22.3% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 7.8% and 1.5%, respectively. On December 22, 2009, the Equity Income Fund paid an income dividend of $0.19 per share. At the close of the quarter, total net assets were $25,709,095 and were invested 5.3% in cash and other assets net of liabilities and 94.7% in stocks. As of the date of this letter there were 501 shareholders.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The severe downturn in the economy and corporate profits resulted in dividend cuts for companies which, previously, were considered safe. Dividends for good companies, however, have stabilized and are beginning to grow again, as the economy improves. The Fund is diversified with 60 positions representing 60 different industry groups. At the end of the December 2009 quarter, the portfolio’s average holding had a 5-year average return on equity of 22.6% and an average dividend yield of 3.5%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $22.0 billion, a debt ratio of 37.6% and earnings per share that are projected to increase annually 9.1% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund. During the quarter we purchased shares of Avon, Cardinal Health, Cullen/Frost Bankers, Harsco, J.C. Penney, Microchip Technology, McGraw-Hill, Molex, MeadWestvaco, Northrop Grumman, PPG Industries and RPM International. We sold our shares in Boeing, Diebold, Dow Chemical, Harris, Intel, Nordstrom, Medtronic, Nu Skin, Sensient and T. Rowe Price. H&R Block recently sold its mortgage business and is now focused on its legacy tax preparation business through its large network of offices in the United States, Canada and Australia. It also offers online options for do-it-yourself tax preparation. The company’s other business is accounting, consulting and related financial services to middle-market companies. In our opinion, H&R Block will benefit from proposed changes to our already complex tax code and as the economic recovery increases the number of workers. The shares sell at a reasonable valuation and H&R Block’s financial condition is solid. The yield stands at 2.8% and the dividend increased at a 7.0% rate during the past five years and, in our opinion, will continue to grow. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at December 31, 2009 was $34.00. This represents an increase of 36.2% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,777.2% and 12.2%, respectively. On December 22, 2009, the Growth Fund paid an income dividend of $0.14 per share. At the close of the quarter, total net assets were $1,436,063,500 and were invested 5.2% in cash, cash equivalents and other assets net of liabilities and 94.8% in stocks. As of the date of this letter there were 61,769 shareholders. Stocks have done well this past year and this increases the risk to investors. We believe, however, that the equity market will be alright in the near term, but acknowledge that short-term market predictions aren’t worth much. Our portfolio, as usual, consists of small and medium sized growth stocks which, for the most part, have an important market share, strong balance sheets and good growth prospects. The Fund is diversified and the heaviest areas of concentration are in technology, particularly software, and specialized industrial companies which should benefit from an economic recovery and their participation in emerging market growth.

During the quarter we purchased shares of CVB Financial, Garfisa S.A., and Waste Connections. We sold our shares in Diebold, Granite Construction and Republic Services. Valspar Corporation manufactures and distributes coatings, paints, and related products globally for the construction and industrial markets. Valspar has invested more than $1 billion over the past five years in strategic acquisitions and capital expenditures, to broaden its product line and expand geographically. It recently launched a premium paint brand for Lowe’s and acquired a controlling interest in Huarun Paints, one of the largest independent coating companies in China. We believe these moves will accelerate future growth, especially when the economy improves. The company has an experienced management team with a strong track record. The shares sell at a reasonable valuation given Valspar’s long-term growth prospects and financial characteristics. Meridian Value Fund» (MVALX) The Meridian Value Fund’s net asset value per share at December 31, 2009 was $24.51. This represents an increase of 21.4% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 585.4% and 14.2%, respectively. The comparable period returns for the S&P 500 with dividends were 164.8% and 6.9%, respectively. On December 22, 2009, the Value Fund paid an income dividend of $0.25 per share. At the close of the quarter, total net assets were $932,980,324 and were invested 6.0% in cash, cash equivalents and other assets net of liabilities and 94.0% in stocks. As of the date of this letter there were 50,647 shareholders. Our investment strategy remains unchanged. We continue to seek out-of-favor companies exemplified by an extended period of declining earnings. Over the past year most of the earnings problems were economic-related and we were able to invest in many high quality companies at attractive valuations. These are companies, in most cases, with leading and defensible market positions, high returns on invested capital, strong balance sheets and proven management teams. In normal economic conditions such companies rarely fall out of favor. While some of these investments lagged the market during the strong rally off the March lows, we believe that this core of high quality companies positions the Fund for positive returns during the next several years. In addition, with some stability in the economy, we are beginning to see more companies that fit our strategy for traditional company-specific reasons. This is historically the strength of the Meridian Value Fund and should bode well for future performance. We hold 54 positions, representing 30 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are retail, technology and healthcare products. During the quarter we purchased shares of CVB Financial, Echelon, LKQ and Nalco. We sold our positions in Boston Scientific, Diebold, Exterran, Franklin Electric, Itron and KBR. Waste Management, Inc. is the largest waste collection and disposal company in North America. The waste industry is attractive with high barriers to entry as new landfills are difficult to develop. The company’s earnings declined in 2009 as the economically sensitive parts of their business — mainly construction related — declined due to the poor economy. The majority of the company’s business has been fairly resilient, and consolidation in the industry is supporting solid pricing and improving profitability. We believe Waste Management’s earnings should resume growth next year as comparisons ease and the economy stabilizes; enabling normalized earnings to exceed $3.00 in 3 to 5 years compared with estimates of $1.96 for 2009. Waste Management shares are reasonably valued at 16 times 2010 estimates and less than 12 times normalized earnings, and have an attractive 3.5% dividend yield. Miscellaneous The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.) Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases. We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds. The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of December 31, 2009 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings December 31, 2009 (Unaudited) Portfolio Holdings by Category (% of total net assets) Consumer Finance. 1.7% $445,614 Steel 1.7 443,175 Health Care Distributors 1.7 438,464 Industrial Conglomerates. 1.7 438,151 Home Improvement Retail 1.7 436,843 Distillers & Vintners 1.7 433,917 Pharmaceuticals 1.7 433,801 Environmental Facilities & Services 1.7 432,430 Electric Utilities. 1.7 429,074 Electronic Equipment Manufacturing. 1.7 428,845 Insurance-Property & Casualty 1.7 425,775 Insurance-Life & Health 1.7 425,500 Packaging 1.6 423,724 Household-Home Furnishings 1.6 422,790 Industrial Machinery 1.6 421,164 Telecommunication Services-Integrated 1.6 419,889 Household Appliances. 1.6 419,806 Publishing 1.6 418,875 Food & Meats-Packaged 1.6 418,572 Asset Management & Custody Banks 1.6 418,000 Food Distributors 1.6 416,306 Electrical Components & Equipment 1.6 416,240 Utilities-Gas 1.6 415,758 Diversified Financial Services 1.6 412,848 Data Processing & Outsourced Services 1.6 411,072 Machinery-Construction, Farm & Heavy Trucks 1.6 410,328 Banking-Commercial. 1.6 409,422 Railroads 1.6 408,876 Aerospace/Defense 1.6 407,705 REITs-Storage 1.6 407,250 Restaurants. 1.6 405,860 Health Care Services 1.6 405,512 Soft Drinks 1.6 404,700 Air Freight & Logistics 1.6 402,451 Building Products 1.6 401,672 Energy 1.6 400,348 Office Services & Supplies. 1.6 399,748 Diversified Manufacturing Operations 1.6 399,652 Banking-Thrifts & Mortgage Finance 1.6 399,543 Apparel Retail. 1.5 398,208 Paper & Packaging 1.5 397,800

Meridian Equity Income Fund Summary of Portfolio Holdings (continued) December 31, 2009 (Unaudited) Commercial Printing 1.5% $392,286 Tobacco 1.5 392,243 Application Software. 1.5 392,150 Trucking 1.5 391,115 Chemicals-Specialty. 1.5 388,303 Distributors 1.5 386,623 Semiconductors 1.5 386,498 Banking-Regional Banks 1.5 385,000 Diversified Capital Markets. 1.5 382,030 Retail 1.5 381,618 Apparel Accessories & Luxury Goods 1.5 380,848 Insurance Brokers 1.5 380,532 Chemicals-Diversified 1.5 380,510 Consumer Products 1.5 379,074 Department Stores. 1.5 375,201 Oil & Gas-Refining & Marketing 1.4 373,230 Health Care Equipment & Supplies 1.4 373,032 Food Retail 1.4 367,319 Personal Products 1.4 362,250 Cash & Other Assets, Less Liabilities 5.3 1,353,525 100.0% $25,709,095

Meridian Growth Fund Summary of Portfolio Holdings December 31, 2009 (Unaudited) Portfolio Holdings by Category (% of total net assets) Tech-Software 15.3% $219,305,615 Retail. 9.7 138,803,797 Energy 6.6 94,675,420 Technology 6.6 94,535,374 Industrial Conglomerates 5.5 79,368,377 Business Services 4.5 65,047,067 Insurance Brokers. 4.4 62,453,304 Health Care Products 4.0 57,726,488 Industrial Services 3.9 56,007,802 Brokerage & Money Management 3.7 52,841,528 U.S. Government Obligations 3.5 49,996,440 Building Products 2.5 35,887,222 Chemicals-Specialty 2.5 35,539,076 Banking-Commercial 2.3 33,210,242 Cellular Communications 2.3 33,025,403 Restaurants 2.2 31,592,028 Consumer Services 2.2 30,982,574 Automotive Wholesale Services 2.0 29,369,934 Trucking 1.9 27,594,077 Leisure & Amusement 1.8 26,222,944 Air Freight & Logistics. 1.7 24,373,514 Metals 1.6 22,979,031 Health Care Technology 1.5 21,867,648 Distributors 1.5 21,624,670 Health Care Information Services 1.5 21,354,433 REITs-Diversified 1.2 17,522,580 Casino & Gaming 1.0 14,713,052 Banking 0.6 9,014,112 Home Builders 0.3 4,129,136 Cash & Other Assets, Less Liabilities 1.7 24,300,612 100.0% $ 1,436,063,500

Meridian Value Fund Summary of Portfolio Holdings December 31, 2009 (Unaudited) Portfolio Holdings by Category (% of total net assets) Retail 9.4% $88,001,794 Technology 6.5 60,310,491 Health Care Products 6.4 59,440,408 Energy 4.6 43,086,108 Tech-Software 4.5 41,626,836 Semiconductors 4.2 39,358,756 Banking 4.2 38,970,568 Home Improvement Retail 4.1 38,401,194 Leisure & Amusement. 4.0 37,663,191 Industrial Products 3.9 36,532,076 U.S. Government Obligations 3.8 34,997,310 Trucking 3.7 34,515,482 Industrial Services 3.6 33,078,657 Environmental Facilities & Services 2.7 25,567,122 Insurance 2.6 24,491,232 Metals 2.5 23,609,747 Utilities 2.5 23,415,837 Consumer Products 2.5 23,279,634 Diversified Financial Services 2.5 23,187,168 Insurance Brokers 2.4 22,159,200 REITs-Diversified 2.3 21,727,803 Pipelines 2.3 21,390,013 Brokerage & Money Management. 2.2 20,695,902 Brewers. 2.2 20,624,572 Asset Management & Custody Banks 2.0 18,668,020 Railroads 1.9 17,176,320 Industrial 1.4 12,897,576 Pharmaceuticals 1.3 12,390,147 Automotive Wholesale Services 1.1 10,306,299 Air Freight & Logistics 0.5 4,991,952 Cash & Other Assets, Less Liabilities 2.2 20,418,909 100.0% $932,980,324

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) For the Six Month Period July 1, 2009 to December 31, 2009 We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions. Beginning Ending Expenses Account Value Account Value Expense Paid During 7/1/09 12/31/09 Ratio(1) Period(2) Actual Fund Return ( See explanation below) Meridian Equity Income Fund. $1,000.00 $1,285.20 1.25%(4) $7.20 Meridian Growth Fund $1,000.00 $1,224.00 0.85% $ 4.76 Meridian Value Fund $1,000.00 $1,206.20 1.11% $6.17 Hypothetical 5% Return(3) ( See explanation below) Meridian Equity Income Fund. $1,000.00 $1,018.90 1.25%(4) $6.36 Meridian Growth Fund $1,000.00 $1,020.92 0.85% $4.33 Meridian Value Fund $1,000.00 $1,019.61 1.11% $5.65 (1) Annualized, based on the Fund’s most recent fiscal half-year expenses. (2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365. (3) Before expenses. (4) See note 2 to Financial Statements.

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited) (continued) For the Six Month Period July 1, 2009 to December 31, 2009 The table above illustrates your Fund’s costs in two ways: Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.” Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund Schedule of Investments December 31, 2009 (Unaudited) Shares Value COMMON STOCKS — 94.7% AEROSPACE & DEFENSE — 1.6% Northrop Grumman Corp. 7,300 $407,705 AIR FREIGHT & LOGISTICS — 1.6% United Parcel Service, Inc. Class B 7,015 402,451 APPAREL ACCESSORIES & LUXURY GOODS — 1.5% VF Corp. 5,200 380,848 APPAREL RETAIL — 1.5% Buckle, Inc. (The) 13,600 398,208 APPLICATION SOFTWARE — 1.5% Interactive Data Corp. 15,500 392,150 ASSET MANAGEMENT & CUSTODY BANKS - 1.6% Federated Investors, Inc. Class B 15,200 418,000 BANKING-COMMERCIAL — 1.6% Bank of Hawaii Corp. 8,700 409,422 BANKING-REGIONAL BANKS — 1.5% Cullen/Frost Bankers, Inc. 7,700 385,000 BANKING-THRIFTS & MORTGAGE FINANCE — 1.6% Hudson City Bancorp, Inc. 29,100 399,543 BUILDING PRODUCTS — 1.6% Valspar Corp. 14,800 401,672 CHEMICALS-DIVERSIFIED — 1.5% PPG Industries, Inc. 6,500 380,510 Shares Value CHEMICALS-SPECIALTY — 1.5% RPM International, Inc. 19,100 $388,303 COMMERCIAL PRINTING — 1.5% R. R. Donnelley & Sons Co. 17,615 392,286 CONSUMER FINANCE — 1.7% H & R Block, Inc. 19,700 445,614 CONSUMER PRODUCTS — 1.5% Kimberly-Clark Corp. 5,950 379,074 DATA PROCESSING & OUTSOURCED SERVICES — 1.6% Automatic Data Processing, Inc. 9,600 411,072 DEPARTMENT STORES — 1.5% JC Penney Co., Inc. 14,100 375,201 DISTILLERS & VINTNERS — 1.7% Brown-Forman Corp. Class B 8,100 433,917 DISTRIBUTORS — 1.5% Genuine Parts Co. 10,185 386,623 DIVERSIFIED CAPITAL MARKETS — 1.5% NYSE Euronext 15,100 382,030 DIVERSIFIED FINANCIAL SERVICES — 1.6% Broadridge Financial Solutions, Inc. 18,300 412,848 DIVERSIFIED MANUFACTURING OPERATIONS — 1.6% Harsco Corp. 12,400 399,652 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) December 31, 2009 (Unaudited) Shares Value COMMON STOCKS (continued) ELECTRICAL COMPONENTS & EQUIPMENT — 1.6% Hubbell, Inc. Class B 8,800 $416,240 ELECTRICAL UTILITIES — 1.7% Constellation Energy Group, Inc. 12,200 429,074 ELECTRONIC EQUIPMENT MANUFACTURING — 1.7% Molex, Inc. 19,900 428,845 ENERGY — 1.6% Chevron Corp. 5,200 400,348 ENVIRONMENTAL FACILITIES & SERVICES — 1.7% Waste Management, Inc. 12,790 432,430 FOOD DISTRIBUTORS — 1.6% SYSCO Corp. 14,900 416,306 FOOD & MEATS-PACKAGED — 1.6% Kraft Foods, Inc. Class A 15,400 418,572 FOOD RETAIL — 1.4% SUPERVALU, Inc. 28,900 367,319 HEALTH CARE DISTRIBUTORS — 1.7% Cardinal Health, Inc. 13,600 438,464 HEALTH CARE EQUIPMENT & SUPPLIES — 1.4% Hillenbrand, Inc. 19,800 373,032 HEALTH CARE SERVICES — 1.6% Pharmaceutical Product Development, Inc. 17,300 405,512 Shares Value HOME IMPROVEMENT RETAIL — 1.7% Home Depot, Inc. 15,100 $436,843 HOUSEHOLD APPLIANCES - 1.6% Stanley Works (The) 8,150 419,806 HOUSEHOLD-HOME FURNISHINGS — 1.6% Leggett & Platt, Inc. 20,725 422,790 INDUSTRIAL CONGLOMERATES — 1.7% 3M Co. 5,300 438,151 INDUSTRIAL MACHINERY — 1.6% Eaton Corp. 6,620 421,164 INSURANCE BROKERS — 1.5% Willis Group Holdings, Ltd. (United Kingdom) 14,425 380,532 INSURANCE-LIFE & HEALTH — 1.7% Aflac, Inc. 9,200 425,500 INSURANCE-PROPERTY & CASUALTY — 1.7% Mercury General Corp. 10,845 425,775 MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS - 1.6% Caterpillar, Inc. 7,200 410,328 OFFICE SERVICES & SUPPLIES — 1.6% Avery Dennison Corp. 10,955 399,748 OIL & GAS-REFINING & MARKETING — 1.4% Sunoco, Inc. 14,300 373,230 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued) December 31, 2009 (Unaudited) Shares Value COMMON STOCKS (continued) PACKAGING — 1.6% MeadWestvaco Corp. 14,800 $423,724 PAPER & PACKAGING — 1.5% Sonoco Products Co. 13,600 397,800 PERSONAL PRODUCTS — 1.4% Avon Products, Inc. 11,500 362,250 PHARMACEUTICALS — 1.7% Johnson & Johnson 6,735 433,801 PUBLISHING — 1.6% McGraw-Hill Cos., Inc. (The) 12,500 418,875 RAILROADS — 1.6% Norfolk Southern Corp. 7,800 408,876 REITS-STORAGE - 1.6% Public Storage REIT 5,000 407,250 RESTAURANTS — 1.6% McDonald’s Corp. 6,500 405,860 RETAIL - 1.5% Mattel, Inc. 19,100 381,618 SEMICONDUCTORS — 1.5% Microchip Technology, Inc. 13,300 386,498 Shares Value SOFT DRINKS — 1.6% Coca-Cola Co. (The). 7,100 $404,700 STEEL — 1.7% Nucor Corp. 9,500 443,175 TELECOMMUNICATION SERVICES-INTEGRATED — 1.6% AT&T, Inc. 14,980 419,889 TOBACCO — 1.5% Reynolds American, Inc. 7,405 392,243 TRUCKING — 1.5% Ryder System, Inc. 9,500 391,115 UTILITIES-GAS — 1.6% AGL Resources, Inc. 11,400 415,758 TOTAL INVESTMENTS — 94.7% (Cost $24,575,644) 24,355,570 CASH AND OTHER ASSETS, LESS LIABILITIES — 5.3% 1,353,525 NET ASSETS - 100.0% $25,709,095 REIT — Real Estate Investment Trust The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments December 31, 2009 (Unaudited) Shares Value COMMON STOCKS — 94.8% AIR FREIGHT & LOGISTICS — 1.7% Expeditors International of Washington, Inc. 701,800 $24,373,514 AUTOMOTIVE WHOLESALE SERVICES — 2.0% Copart, Inc.* 801,800 29,369,934 BANKING — 0.6% CVB Financial Corp. 1,043,300 9,014,112 BANKING — COMMERCIAL — 2.3% Bank of Hawaii Corp. 705,700 33,210,242 BROKERAGE & MONEY MANAGEMENT — 3.7% Affiliated Managers Group, Inc.* 458,400 30,873,240 T. Rowe Price Group, Inc. 412,550 21,968,288 52,841,528 BUILDING PRODUCTS — 2.5% Valspar Corp. 1,322,300 35,887,222 BUSINESS SERVICES — 4.5% Dun & Bradstreet Corp. 422,100 35,612,577 Global Payments, Inc. 546,500 29,434,490 65,047,067 CASINOS & GAMING — 1.0% International Game Technology 783,860 14,713,052 CELLULAR COMMUNICATIONS — 2.3% American Tower Corp. Class A* 764,300 33,025,403 Shares Value CHEMICALS-SPECIALTY — 2.5% RPM International, Inc. 1,748,110 $35,539,076 CONSUMER SERVICES — 2.2% Rollins, Inc. 1,606,980 30,982,574 DISTRIBUTORS — 1.5% Watsco, Inc. 441,500 21,624,670 ENERGY — 6.6% Continental Resources, Inc.* 302,900 12,991,381 Core Laboratories NV 256,700 30,321,404 FMC Technologies, Inc.* 494,480 28,600,723 Noble Energy, Inc. 319,600 22,761,912 94,675,420 HEALTH CARE INFORMATION SERVICES — 1.5% Cerner Corp.*. 259,030 21,354,433 HEALTH CARE PRODUCTS — 4.0% DENTSPLY International, Inc. 820,800 28,867,536 Edwards Lifesciences Corp.* 332,285 28,858,952 57,726,488 HEALTH CARE TECHNOLOGY — 1.5% IDEXX Laboratories, Inc.* 409,200 21,867,648 HOME BUILDERS — 0.3% Gafisa S.A. ADR 127,600 4,129,136 The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)
December 31, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL CONGLOMERATES - 5.5%		
Airgas, Inc.	287,467	$ 13,683,429
Cooper Industries Plc Class A	777,500	33,152,600
Dionex Corp.*	440,400	32,532,348
		79,368,377
INDUSTRIAL SERVICES - 3.9%		
Ritchie Bros. Auctioneers, Inc.	944,200	21,178,406
Waste Connections, Inc.*	1,045,300	34,829,396
		56,007,802
INSURANCE BROKERS - 4.4%		
Brown & Brown, Inc.	1,717,150	30,857,186
Willis Group Holdings, Ltd. (United Kingdom)	1,197,730	31,596,118
		62,453,304
LEISURE & AMUSEMENT - 1.8%		
Royal Caribbean Cruises, Ltd.*	1,037,300	26,222,944
METALS - 1.6%		
Cameco Corp.	714,300	22,979,031
REITS-DIVERSIFIED - 1.2%		
Digital Realty Trust, Inc. REIT	348,500	17,522,580
RESTAURANTS - 2.2%		
Cracker Barrel Old Country Store, Inc.	831,588	31,592,028
RETAIL - 9.7%		
Bed Bath & Beyond, Inc.*	390,800	$ 15,096,604
CarMax, Inc.*	898,600	21,791,050
Coach, Inc.	712,000	26,009,360
Family Dollar Stores, Inc.	938,400	26,115,672
Mattel, Inc.	1,772,700	35,418,546
PetSmart, Inc.	538,500	14,372,565
		138,803,797
TECHNOLOGY - 6.6%		
Autodesk, Inc.*	854,400	21,710,304
NetApp, Inc.*	593,900	20,424,221
Trimble Navigation, Ltd.*	919,100	23,161,320
Zebra Technologies Corp. Class A*	1,031,013	29,239,529
		94,535,374
TECH-SOFTWARE - 15.3%		
Adobe Systems, Inc.*	775,800	28,533,924
Advent Software, Inc.*	767,938	31,278,115
Blackbaud, Inc.	1,367,000	32,302,210
BMC Software, Inc.*	820,100	32,886,010
MICROS Systems, Inc.*	762,700	23,666,581
Nuance Communications, Inc.*	1,746,100	27,134,394
Solera Holdings, Inc.	936,500	33,723,365
Teradata Corp.*	311,200	9,781,016
		219,305,615
TRUCKING - 1.9%		
J.B. Hunt Transport Services, Inc.	855,100	27,594,077
TOTAL COMMON STOCKS - 94.8% (Cost $1,128,171,602)		1,361,766,448

The accompanying notes are an integral part of the financial statements.

15

Meridian Growth Fund Schedule of Investments (continued) December 31, 2009 (Unaudited) Value U.S. GOVERNMENT OBLIGATIONS — 3.5% U.S. Treasury Bill @ 025%** due 03/11/10 (Face Value $30,000,000) $ 29,998,080 U.S. Treasury Bill @ 030%** due 03/25/10 (Face Value $20,000,000) 19,998,360 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $49,997,242) 49,996,440 TOTAL INVESTMENTS — 98.3% (Cost $1,178,168,844) 1,411,762,888 CASH AND OTHER ASSETS, LESS LIABILITIES — 1.7% 24,300,612 NET ASSETS - 100.0% $1,436,063,500 ADR — American Depository Receipt REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments
December 31, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.0%		
AIR FREIGHT & LOGISTICS - 0.5%		
UTi Worldwide, Inc.	348,600	$4,991,952
ASSET MANAGEMENT & CUSTODY BANKS - 2.0%		
Franklin Resources, Inc.	177,200	18,668,020
AUTOMOTIVE WHOLESALE SERVICES - 1.1%		
LKQ Corp.*	526,100	10,306,299
BANKING - 4.2%		
CVB Financial Corp.	1,709,400	14,769,216
JPMorgan Chase & Co.	336,600	14,026,122
Wells Fargo & Co.	377,000	10,175,230
		38,970,568
BREWERS - 2.2%		
Molson Coors Brewing Co. Class B	456,700	20,624,572
BROKERAGE & MONEY MANAGEMENT - 2.2%		
TD Ameritrade Holding Corp.*	1,067,900	20,695,902
CONSUMER PRODUCTS - 2.5%		
Kimberly-Clark Corp.	365,400	23,279,634
DIVERSIFIED FINANCIAL SERVICES - 2.5%		
Broadridge Financial Solutions, Inc.	1,027,800	23,187,168
ENERGY - 4.6%		
Apache Corp.	159,100	16,414,347
Forest Oil Corp.*	493,900	10,989,275
Transocean, Ltd.*	189,402	15,682,486
		43,086,108
ENVIRONMENTAL FACILITIES & SERVICES - 2.7%		
Waste Management, Inc.	756,200	25,567,122
HEALTH CARE PRODUCTS - 6.4%		
Baxter International, Inc.	333,800	$ 19,587,384
Covidien Plc	406,600	19,472,074
Gen-Probe, Inc.*	244,500	10,489,050
Hologic, Inc.*	682,200	9,891,900
		59,440,408
HOME IMPROVEMENT RETAIL - 4.1%		
Black & Decker Corp. (The)	284,800	18,463,584
Sherwin-Williams Co. (The)	323,400	19,937,610
		38,401,194
INDUSTRIAL - 1.4%		
Curtiss-Wright Corp.	411,800	12,897,576
INDUSTRIAL PRODUCTS - 3.9%		
Cummins, Inc.	117,400	5,383,964
Lincoln Electric Holdings, Inc.	200,400	10,713,384
Sealed Air Corp.	934,800	20,434,728
		36,532,076
INDUSTRIAL SERVICES - 3.6%		
Nalco Holdings Co.	859,700	21,930,947
Ritchie Bros. Auctioneers, Inc.	497,000	11,147,710
		33,078,657
INSURANCE - 2.6%		
Travelers Cos., Inc. (The)	491,200	24,491,232
INSURANCE BROKERS - 2.4%		
Willis Group Holdings, Ltd. (United Kingdom)	840,000	22,159,200

The accompanying notes are an integral part of the financial statements.

17

Meridian Value Fund
Schedule of Investments (continued)

December 31, 2009 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
LEISURE & AMUSEMENT - 4.0%		
Carnival Corp.*	635,300	$ 20,132,657
Polaris Industries, Inc.	401,800	17,530,534
		37,663,191
METALS - 2.5%		
Cameco Corp.	503,900	16,210,463
Newmont Mining Corp.	156,400	7,399,284
		23,609,747
PHARMACEUTICALS - 1.3%		
BioMarin Pharmaceutical, Inc.*	658,700	12,390,147
PIPELINES - 2.3%		
Kinder Morgan Management, LLC*	391,472	21,390,013
RAILROADS - 1.9%		
Union Pacific Corp.	268,800	17,176,320
REITS-DIVERSIFIED - 2.3%		
Host Hotels & Resorts, Inc. REIT*	1,011,846	11,808,243
Redwood Trust, Inc. REIT	686,000	9,919,560
		21,727,803
RETAIL - 9.4%		
Best Buy Co., Inc.	133,100	5,252,126
Carter's Inc.*	635,400	16,679,250
Costco Wholesale Corp.	392,600	23,230,142
Kohl's Corp.*	352,200	18,994,146
Mattel, Inc.	1,193,500	23,846,130
		88,001,794
SEMICONDUCTORS - 4.2%		
NVIDIA Corp.*	1,299,800	$ 24,280,264
Power Integrations, Inc.	414,700	15,078,492
		39,358,756
TECHNOLOGY - 6.5%		
Autodesk, Inc.*	427,900	10,872,939
Cisco Systems, Inc.*	899,600	21,536,424
Echelon Corp.*	378,100	4,370,836
Zebra Technologies Corp. Class A*	829,700	23,530,292
		60,310,491
TECH-SOFTWARE - 4.5%		
Adobe Systems, Inc.*	531,500	19,548,570
Citrix Systems, Inc.*	530,600	22,078,266
		41,626,836
TRUCKING - 3.7%		
Con-way, Inc.	525,700	18,352,187
Heartland Express, Inc.	1,058,500	16,163,295
		34,515,482
UTILITIES - 2.5%		
Hawaiian Electric Industries, Inc.	1,120,375	23,415,837
TOTAL COMMON STOCKS - 94.0% (Cost $726,637,280)		877,564,105

The accompanying notes are an integral part of the financial statements.

18

Meridian Value Fund Schedule of Investments (continued) December 31, 2009 (Unaudited) Value U.S. GOVERNMENT OBLIGATIONS — 3.8% U.S. Treasury Bill @ 025%** due 03/11/10 (Face Value $10,000,000) $ 9,999,360 U.S. Treasury Bill @ 030%** due 03/25/10 (Face Value $25,000,000) 24,997,950 TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $34,997,813) 34,997,310 TOTAL INVESTMENTS — 97.8% (Cost $761,635,093) 912,561,415 CASH AND OTHER ASSETS, LESS LIABILITIES — 2.2% 20,418,909 NET ASSETS — 100.0% $ 932,980,324 REIT — Real Estate Investment Trust * Non-income producing securities ** Annualized yield at date of purchase The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Assets and Liabilities December 31, 2009 (Unaudited) Equity Income Fund Growth Fund Value Fund ASSETS Investments (Cost $24,575,644, $1,178,168,844 and $761,635,093, respectively) $24,355,570 $1,411,762,888 $912,561,415 Cash. 1,315,505 51,816,323 28,595,598 Receivable for: Capital shares purchased — 844,100 406,600 Securities sold 432,126 8,128,061 3,804,537 Dividends 60,132 1,228,186 1,241,805 Interest 54 893 966 Prepaid expenses 24,478 20,568 14,123 TOTAL ASSETS. 26,187,865 1,473,801,019 946,625,044 LIABILITIES Payable for: Capital shares sold — 1,410,404 729,749 Securities purchased 445,633 35,220,145 11,902,496 Accrued expenses: Investment advisory fees 18,286 918,157 792,226 Directors’ fees — — 14,053 Other payables and accrued expenses 14,851 188,813 206,196 TOTAL LIABILITIES 478,770 37,737,519 13,644,720 NET ASSETS $25,709,095 $1,436,063,500 $932,980,324 Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) 2,971,518 42,238,624 38,070,651 Net asset value per share (offering and redemption price) $8.65 $34.00 $ 24.51 Net Assets consist of: Paid in capital $33,035,929 $1,276,058,764 $1,147,444,895 Accumulated net realized loss (7,282,015) (71,004,762) (367,941,081) Net unrealized appreciation (depreciation) on investments (220,074) 233,594,044 150,926,322 Undistributed (distributions in excess of) net investment income 175,255 (2,584,546) 2,550,188 $25,709,095 $1,436,063,500 $ 932,980,324 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Operations For the Six Months Ended December 31, 2009 (Unaudited) Equity Growth Income Fund Fund Value Fund INVESTMENT INCOME Dividends $436,560 $8,915,195 $ 7,663,091 Interest 293 33,928 21,511 Total investment income 436,853 8,949,123 7,684,602 EXPENSES Investment advisory fees. 114,188 5,127,639 4,616,354 Custodian fees 2,024 59,064 43,792 Directors’ fees and expenses. 552 5,888 5,888 Pricing fees 10,856 63,664 48,576 Professional fees 16,192 92,000 73,600 Registration and filing fees. 10,585 17,401 16,354 Reports to shareholders 828 92,000 91,264 Transfer agent fees 6,624 247,480 227,792 Miscellaneous expenses 1,055 13,213 10,780 Total expenses 162,904 5,718,349 5,134,400 Expenses waived and reimbursed by Adviser (Note 2) (11,311) — — Net expenses 151,593 5,718,349 5,134,400 Net investment income 285,260 3,230,774 2,550,202 NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS Net realized gain (loss) on investments (128,173) 23,585,097 23,464,341 Net change in unrealized appreciation/depreciation on investments 5,711,699 240,853,416 142,560,853 Net realized and unrealized gain on investments 5,583,526 264,438,513 166,025,194 NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS $5,868,786 $ 267,669,287 $168,575,396 The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Equity Income Fund Growth Fund Six Months Six Months Ended Ended December 31, 2009 Year Ended December 31, 2009 Year Ended (Unaudited) June 30, 2009 (Unaudited) June 30, 2009 OPERATIONS Net investment income $285,260 $662,111 $ 3,230,774 $6,187,874 Net realized gain (loss) on investments (128,173) (7,126,742) 23,585,097 (82,817,643) Net change in unrealized appreciation/depreciation on investments 5,711,699 (1,987,012) 240,853,416 (119,188,019) Net increase (decrease) in net assets from operations 5,868,786 (8,451,643) 267,669,287 (195,817,788) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income (560,148) (615,121) (5,815,320) (3,609,575) Distributions from net realized capital gains — (1,456,326) — (44,377,550) Distributions of Paid-in-Capital — — — (84,488) Net distributions (560,148) (2,071,447) (5,815,320) (48,071,613) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares 144,997 2,784,387 105,009,136 243,684,297 Reinvestment of distributions 555,528 2,049,936 5,531,271 40,205,037 Redemption fees 4 385 19,047 57,659 Less: redemptions of shares (1,019,378) (7,110,948) (134,006,141) (358,416,027) Decrease resulting from capital share transactions. (318,849) (2,276,240) (23,446,687) (74,469,034) Total increase (decrease) in net assets 4,989,789 (12,799,330) 238,407,280 (318,358,435) NET ASSETS Beginning of period. 20,719,306 33,518,636 1,197,656,220 1,516,014,655 End of period $25,709,095 $20,719,306 $1,436,063,500 $ 1,197,656,220 Undistributed (distributions in excess of) net investment income at end of period $ 175,255 $450,143 $ (2,584,546) $ — The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets Value Fund Six Months Ended December 31, 2009 Year Ended (Unaudited) June 30, 2009 OPERATIONS Net investment income $2,550,202 $9,603,671 Net realized gain (loss) on investments 23,464,341 (383,285,911) Net change in unrealized appreciation/depreciation on investments 142,560,853 21,473,571 Net increase (decrease) in net assets from operations 168,575,396 (352,208,669) DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income (9,603,466) — Distributions from net realized capital gains — (57,564,994) Net distributions. (9,603,466) (57,564,994) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares 42,960,427 184,378,825 Reinvestment of distributions 9,368,009 48,793,417 Redemption fees 4,973 81,332 Less: redemptions of shares (109,897,024) (311,093,451) Decrease resulting from capital share transactions (57,563,615) (77,839,877) Total increase (decrease) in net assets 101,408,315 (487,613,540) NET ASSETS Beginning of period 831,572,009 1,319,185,549 End of period $932,980,324 $831,572,009 Undistributed net investment income at end of period $2,550,188 $9,603,452 The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2009 (Unaudited)	For the fiscal year ended June 30, 2009	2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value — Beginning of Period	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations						
Net Investment Income	0.10[1]	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	1.86	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	1.96	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions						
Distributions from Net Investment Income	(0.19)	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	0.00	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.19)	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value — End of Period	$ 8.65	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	28.52%[2]	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data						
Net Assets, End of Period (000's)	$ 25,709	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets						
Before expense reimbursement/recoupment	1.34%[3]	1.43%	1.25%[4]	1.29%	1.67%	3.96%[3]
After expense reimbursement/recoupment[5]	1.25%[3]	1.25%	1.25%	1.25%	1.25%	1.25%[3]
Ratio of Net Investment Income to Average Net Assets						
After expense reimbursement/recoupment	2.35%[3]	2.73%	2.02%	1.64%	1.80%	2.11%[3]
Portfolio Turnover Rate	40%[2]	49%	62%	37%	60%	25%

+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] Annualized.

[4] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[5] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

24

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2009 (Unaudited)	For the fiscal year ended June 30,									
		2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net Asset Value — Beginning of Period	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30	$ 29.45	$ 26.28
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.08[1]	0.15[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11
Net Gains (Losses) on Investments (both realized and unrealized)	6.17	(4.68)	(5.56)	7.29	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99
Total From Investment Operations	6.25	(4.53)	(5.51)	7.33	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10
Less Distributions											
Distributions from Net Investment Income	(0.14)	(0.09)[2]	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)
Distributions from Net Realized Capital Gains	0.00	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)
Total Distributions	(0.14)	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)
Net Asset Value — End of Period	$ 34.00	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10	$ 31.30	$ 29.45
Total Return	22.40%[3]	(13.01%)	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$1,436,064	$1,197,656	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990
Ratio of Expenses to Average Net Assets	0.85%[4]	0.86%	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.48%[4]	0.52%	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%
Portfolio Turnover Rate	24%[3]	35%	39%	40%	29%	32%	19%	27%	26%	43%	28%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Distribution includes a return of capital that rounds to less than $.01 per share.
[3] Not Annualized.
[4] Annualized.

The accompanying notes are an integral part of the financial statements.

25

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2009 (Unaudited)	For the fiscal year ended June 30,									
		2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net Asset Value — Beginning of Period	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88	$ 22.29
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.06[1]	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05
Net Gains (Losses) on Investments (both realized and unrealized)	4.17	(7.80)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91
Total From Investment Operations	4.23	(7.58)	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96
Less Distributions											
Distributions from Net Investment Income	(0.25)	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00
Distributions from Net Realized Capital Gains	0.00	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)
Total Distributions	(0.25)	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)
Net Asset Value — End of Period	$ 24.51	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34	$ 30.98	$ 25.88
Total Return	20.62%[2]	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$932,980	$ 831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$ 87,930
Ratio of Expenses to Average Net Assets	1.11%[3]	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.55%[3]	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%
Portfolio Turnover Rate	25%[2]	87%	61%	75%	58%	59%	81%	60%	54%	76%	86%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

[2] Not Annualized.

[3] Annualized.

The accompanying notes are an integral part of the financial statements.

26

Meridian Fund, Inc. Notes to Financial Statements For the Six Months Ended December 31, 2009 (Unaudited) 1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (the “Meridian Funds”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994. Prior to June 30, 1995 the Value Fund’s cash position was approximately 50%, as it was in the start-up process of becoming fully invested. The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return. The primary investment objective of the Growth Fund is to seek long-term growth of capital. The primary investment objective of the Value Fund is to seek long-term growth of capital. The following is a summary of significant accounting policies for all of the Funds: a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value. b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required. c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily. d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2009 (Unaudited) e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets. f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates. g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital. h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote. i. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1 — quoted prices in active markets for identical securities; Level 2 — other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3 — significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2009 (Unaudited) The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of December 31, 2009 is as follows: Equity Income Growth Value Valuation Inputs Fund Fund Fund Level 1 — Quoted Prices* $24,355,570 $1,361,766,448 $877,564,105 Level 2 — Other Significant Observable Inputs** — 49,996,440 34,997,310 Level 3 — Significant Unobservable Inputs — — — Total Market Value of Investments $24,355,570 $1,411,762,888 $ 912,561,415 * Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments. ** Level 2 investments are limited to U.S. Treasury Securities. During the six month reporting period ended December 31, 2009 there were no significant reportable transfers between levels requiring disclosure in conformity with Financial Accounting Standards Board Accounting Standards Update No. 2010-06 “Improving Disclosures About Fair Value Measurements.” 2. Related Parties: The Funds have entered into management agreements with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of December 31, 2009 were as follows: Equity Income Fund 73.26% Growth Fund 1.30% Value Fund. 1.89% The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets. The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2009 (Unaudited) The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser reimbursed the Equity Income Fund $11,311 but did not reimburse the Growth and Value Funds, during the six months ended December 31, 2009. The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation, is made by the Adviser, and repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation. At December 31, 2009, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is: Amount Expiration $12,964 2010 44,637 2012 11,311 2013 Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time. 3. Capital Shares Transactions: Transactions in capital shares for the six months ended December 31, 2009 and the year ended June 30, 2009 were as follows: Equity Income Fund December 31, June 30, 2009 2009 Decrease in Fund shares: Shares sold. 17,948 384,261 Shares issued from reinvestment of distributions 64,075 283,925 82,023 668,186 Shares redeemed (124,027) (887,800) Net decrease (42,004) (219,614)

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2009 (Unaudited) Growth Fund December 31, June 30, 2009 2009 Decrease in Fund shares: Shares sold 3,374,926 9,262,413 Shares issued from reinvestment of distributions 162,636 1,630,375 3,537,562 10,892,788 Shares redeemed (4,248,558) (13,057,218) Net decrease (710,996) (2,164,430) Value Fund December 31, June 30, 2009 2009 Decrease in Fund shares: Shares sold 1,842,286 8,035,231 Shares issued from reinvestment of distributions 382,835 2,401,251 2,225,121 10,436,482 Shares redeemed (4,657,849) (14,754,282) Net decrease (2,432,728) (4,317,800) 4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of a minimum of $6,000 per annum. Compensation will be paid at each director’s election in either cash or Fund shares. The difference between an average of the share prices of the three series Funds taken at the beginning and the end of the Funds’ fiscal year will be used to calculate an adjustment to the prior year’s director’s fee compensation in each successive year. Compensation will not adjust below $6,000. An additional $1,000 will be paid to each unaffiliated director for each Board of Directors meeting attended other than the annual meeting. 5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the six months ended December 31, 2009, were as follows: Purchases Proceeds from Sales Equity Income Fund $9,129,944 $9,770,796 Growth Fund 296,344,671 336,484,760 Value Fund 216,144,211 290,118,670

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2009 (Unaudited) 6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal year ended June 30, 2009 is as follows: 2009 Taxable Distributions Net Long-Term Distributions of Total Ordinary Income Capital Gains Paid-in-Capital Distributions Equity Income Fund $826,043 $1,245,404 $ — $2,071,447 Growth Fund 6,521,826 41,465,299 84,488 48,071,613 Value Fund 19,439,113 38,125,881 — 57,564,994 7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2006-2009), and has concluded that no provision for federal income tax is required in the Funds’ financial statements. The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue. The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, at December 31, 2009 were as follows: Aggregate Gross Aggregate Gross Net Unrealized Unrealized Unrealized Appreciation/ Aggregate Cost Appreciation Depreciation (Depreciation) Equity Income Fund $24,575,644 $1,590,891 $ (1,810,965) $ (220,074) Growth Fund 1,178,168,844 269,363,767 (35,769,723) 233,594,044 Value Fund 761,635,093 171,217,133 (20,290,811) 150,926,322 Post-October losses represent losses realized on investment transactions from November 1, 2008 through June 30, 2009 that, in accordance with federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. As of June 30, 2009, the Funds had deferred Post-October losses as follows: Amount Equity Income Fund $6,929,975 Growth Fund. 92,114,254 Value Fund 327,926,317

Meridian Fund, Inc. Notes to Financial Statements (continued) For the Six Months Ended December 31, 2009 (Unaudited) As of June 30, 2009 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates: Amount Expires Equity Income Fund $182,963 2017 Value Fund 54,088,431 2017 8. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through February 26, 2010, the date the financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Meridian Fund, Inc. Additional Information For the Six Months Ended December 31, 2009 (Unaudited) 1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov. 2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-732-0330.

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) The Directors of the Funds unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Adviser at meetings held on September 30, 2009. In preparation for the meetings, the Directors received and evaluated information supplied by the Adviser in response to a letter prepared by counsel, at the Board of Director’s request, which identified items that should be reviewed in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. In addition, the Directors considered various data and information furnished to them by the Adviser throughout the year. The Directors examined and considered, among other items, performance and expense information of other comparable investment companies with similar objectives, derived from data compiled by an independent third-party provider. The Independent Directors of the Funds also met in a private session at which no representatives of the Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In reaching their conclusions, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and any other amounts paid under the Advisory Agreements. The Directors based their decisions on the evaluation of all factors taken as a whole and did not consider any one factor as all-important or controlling. Some of the factors considered are discussed in more detail below. The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Adviser and the resources the Adviser has dedicated to performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Adviser’s demonstrated and continued ability, over time, to achieve a highly competitive rate of return for long-term investors. The quality of other services, including the Adviser’s assistance in overseeing the activities of the Funds relating to other service providers, fund administration and compliance programs along with the Adviser’s commitment to maintaining and strengthening these services, also was considered. The Directors considered the consistency of the Funds’ service quality when forming a basis for their confidence in the Adviser’s integrity and competence. The Directors concluded that, in all material respects, the nature, extent and quality of services provided (and expected to be provided) to the Funds by the Adviser under the Advisory Agreements have benefited the Funds and should continue to benefit the Funds. At their meetings, the Directors reviewed the current and long-term performance of the Funds. The Directors noted that both the Meridian Growth Fund and the Meridian Value Fund have continued to be recognized by independent rating agencies as being among the top performing funds in their categories over a ten year period. In addition to the information reviewed by the Directors during the meetings, the Directors receive detailed monthly performance reports for the Funds throughout the year, presenting the Funds’ performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser’s management of the Funds’ investment portfolios has resulted in consistently competitive performance overall and, in particular, returns for

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) (continued) long-term investors in both the Meridian Growth and Meridian Value Funds that are well above average. The Directors considered the direct and indirect costs incurred by each Fund and the Adviser under the Investment Advisory Agreements. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, based on changes in assets under management for each Fund during relevant time periods, the Directors concluded that the current economies of scale do not warrant the implementation of additional breakpoints for any of the Funds at the present time. The Directors believe that current advisory fee levels and the profits being realized by the Adviser from its relationship with the Funds are reasonable and appropriate, based on the business judgment of the Directors, with consideration duly given to, among other things, the nature and quality of services provided, the long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. Because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure. The Directors additionally considered certain benefits the Adviser realizes due to its relationship with the Funds. In particular, the Adviser has arrangements under which certain brokers may provide industry research to the Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Adviser’s trading activities on behalf of the Funds. The Directors took ancillary benefits into account when analyzing the reasonableness of the advisory fees and other amounts paid to the Adviser by the Funds, as the Funds’ shareholders could benefit as well from these research products paid for through broker commissions and soft dollar arrangements.

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MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors RICHARD F. ASTER, JR. President and Director MICHAEL S. ERICKSON JAMES B. GLAVIN HERBERT C. KAY RONALD ROTTER MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PNC GLOBAL INVESTMENT SERVICING (U.S.) INC. King of Prussia, Pennsylvania (800) 446-6662 Counsel GOODWIN PROCTER LLP Washington, D.C. Auditors PRICEWATERHOUSECOOPERS LLP San Francisco, California MERIDIAN EQUITY INCOME FUND» MERIDIAN GROWTH FUND MERIDIAN VALUE FUND SEMI-ANNUAL REPORT 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939 www.meridianfund.com Telephone (800) 446-6662 December 31, 2009